

May 15, 2013

<u>Via E-mail</u>
Toshizo Tanaka
Executive VP and Chief Financial Officer
Canon, Inc.
30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501
Japan

  **Re:** **Canon, Inc.**
    **Form 20-F for the Fiscal Year Ended December 31, 2012**
    **Filed March 28, 2013**
    **File No. 001-15122**

Dear Mr. Tanaka:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2012</u>

<u>Item 5.  Operating and Financial Review and Prospects, page 32</u>

<u>B.  Liquidity and Capital Resources, page 45</u>

1. We note that your inventory turnover ratio increased from 46 days in 2011 to 57 days in 2012 and to 61 days in the first quarter of 2013.  We also note that you attribute the increase in the ratio in 2012 to increased cash outflows for payments for parts and materials, as a result of your efforts to optimize inventory levels in order to avoid losing potential sales opportunities while simultaneously increasing flexibility in response to unexpected risks and events.  However, we see from Note 4 to the financial statements that the majority of the increase in your inventory related to finished goods.  Please respond to the following:

- Explain to us the specific reasons for the increased finished goods inventory, including whether the increase is related to decreased revenues reported in each of the last three fiscal years.
- Tell us how you considered the increases in your inventory turnover ratio as well as the significant increases in your inventory balance over the last three years in your impairment analysis. We note for example, that notwithstanding decreasing sales, inventory has increased by approximately ¥167,000 million since December 31, 2010.
- Describe to us the actions you have undertaken to "optimize inventory levels" and explain to us how these actions have impacted your work-in-process inventories as well as your finished goods inventories in the last three fiscal years.

Item 18.  Financial Statements, page 102

Note 1.  Basis of Presentation and Significant Accounting Policies, page 111

(q) Revenue Recognition, page 116

2.      We see that during the year ended December 31, 2012, you revised your estimated sales incentive programs accrual which resulted in an increase in net income of ¥10,785 million (approximately $110 million), and an increase in basic and diluted net income per share of ¥9.19 each (approximately $.09).  Please describe to us in greater detail the basis for this change in accounting estimate.  Please provide a quantified discussion or roll forward of your historical experience for the sales incentive program accrual and describe any changes to your incentive programs which impacted this accrual.

Note 22.  Segment Information, page 149

3.      We see that each of your three segments sells a variety of different product lines.  Tell us your reasons for concluding that the disclosures relating to revenues by products outlined in FASB ASC 280-10-50-40 were not required.  Under that guidance, a public entity should report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Toshizo Tanaka
Canon, Inc.
May 15, 2013
Page 3

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.  In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.


                                        Sincerely,

                                        /s/Gary Todd for

                                        Brian Cascio
                                        Accounting Branch Chief